Exhibit 2

Consolidated Financial Statements

(Expressed in U.S. Dollars)

FLUID MUSIC CANADA, INC.

(FORMERLY FLUID MUSIC, INC.)

Years Ended December 31, 2008 and 2007

Independent Auditors’ Report

To the Shareholders of

Fluid Music Canada, Inc. (Formerly known as Fluid Music, Inc.)

Ontario, Canada

We have audited the consolidated balance sheets of Fluid Music Canada, Inc. as of December 31, 2008 and 2007, and the consolidated statements of operations, shareholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Fluid Music Canada, Inc. as at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

(Signed) BDO Seidman, LLP

Los Angeles, California

March 31, 2009

FLUID MUSIC CANADA, INC.

(FORMERLY FLUID MUSIC, INC.)

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, unless otherwise noted)

	As at December 31, 2008	As at December 31, 2007
Assets

Current assets:
Cash and cash equivalents (Note 19)	$15,210,101	$597,553
Restricted cash (Note 17)	331,957	403,247
Accounts receivable and other receivables, net of allowance of $211,000 and $116,965, respectively	707,849	654,416
Inventory, net of allowance of $10,000 and $2,555, respectively	216,355	319,356
Deferred cost of goods sold	468,410	55,162
Prepaid expenses and other current assets	272,580	253,512

Total current assets	17,207,252	2,283,246

Equipment and fixtures, net of depreciation (Note 8)	403,299	368,780
Website development costs, net of amortization	—	178,599
Deferred cost of goods sold, non-current portion	655,271	50,831
Intangible assets, net of amortization (Note 6)	2,569,292	3,522,474
Investment in affiliate (Note 7)	75,000	875,000
Goodwill (Note 6)	—	2,991,222
Other assets	61,366	38,685
Total assets	$20,971,480	$10,308,837

Approved by the Board of Directors

(Signed) “James Lanthier”	Director
James Lanthier

The accompanying notes are an integral part of these consolidated financial statements.

FLUID MUSIC CANADA, INC.

(FORMERLY FLUID MUSIC, INC.)

CONSOLIDATED BALANCE SHEETS

(Expressed in U.S. Dollars, unless otherwise noted)

	As at December 31, 2008	As at December 31, 2007
Liabilities and Shareholders’ Equity

Current liabilities:
Bank term loan	$—	$60,022
Trade promissory note	200,000	—
Accounts payable	689,010	1,428,648
Accrued expenses (Note 13)	2,104,895	1,850,582
Accrued wages and fees	110,811	412,057
Deferred profit on acquired contracts, current portion	49,175	93,617
Deferred purchase price (Note 10)	1,000,000	787,661
Deferred revenue	623,341	113,650
Unsecured convertible debenture (Note 10)	—	2,600,000

Total current liabilities	4,777,232	7,346,237

Deferred profit on acquired contracts, non-current portion	3,069	48,819
Deferred revenue, non-current portion	831,271	92,630
Deferred purchase price, non-current portion (Note 10)	—	1,000,000
Other liabilities	192,179	—
Secured convertible debenture, net of unamortized discount of $437,143 (Notes 10)	—	562,857
Total liabilities	$5,803,751	$9,050,543

Commitments and contingencies (Note 17)

Shareholders’ equity:
Capital stock (Note 14)	48,364,238	19,868,261
Contributed surplus	6,412,142	1,599,379
Accumulated deficit	(39,608,651)	(20,209,346)

Total shareholders’ equity	15,167,729	1,258,294

Total liabilities and shareholders’ equity	$20,971,480	$10,308,837

The accompanying notes are an integral part of these consolidated financial statements.

FLUID MUSIC CANADA, INC.
(FORMERLY FLUID MUSIC, INC.)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in U.S. Dollars, unless otherwise noted)

	Year Ended December 31, 2008	Year Ended December 31, 2007
Revenue
Programming and broadcasting	$4,577,552	$862,058
Advertising and artist services	35,748	208,314
Retail music	28,142	—

Total revenue	4,641,442	1,070,372

Costs and operating expenses
Cost of revenue	2,179,956	827,096
Sales and marketing	1,144,037	1,275,517
General and administrative	11,119,591	5,995,693
Research and development	—	177,566
Operating licenses	417,725	780,037
Depreciation and amortization	1,448,130	1,018,227
Exchange loss	529,537	—

Total costs and operating expenses	16,838,976	10,074,136

Loss from operations	(12,197,534)	(9,003,764)
Other income (expense)
Interest expense	(3,620,398)	(1,026,179)
Interest income	209,727	37,122
Impairment charges	(3,737,523)	—
Other (expense)/income, net	(50,192)	41,619
Preferred stock dividends and costs	—	(145,624)

Loss before provision for income taxes	(19,395,920)	(10,096,826)
Provision for income taxes	3,385	2,452

Net loss	$(19,399,305)	$(10,099,278)

Weighted average common shares, basic and diluted	45,116,706	16,019,313
Net loss per share, basic and diluted	$(0.43)	$(0.63)

The accompanying notes are an integral part of these consolidated financial statements.

FLUID MUSIC CANADA, INC.
(FORMERLY FLUID MUSIC, INC.)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(Expressed in U.S. Dollars, unless otherwise noted)

	Common Shares		Contributed		Total Shareholders’
	Shares	Amount	Surplus	Accumulated Deficit	Equity

Balance at January 1, 2007	4,272,338	$10,187	$1,059,581	$(10,255,692)	$(9,185,924)
Issuance of common shares in relation to reverse merger	82,500	—	—	—	—
Conversion of Series C Preferred Stock	1,193,478	2,228,094	—	—	2,228,094
Conversion of Series D Preferred Stock	577,500	1,050,000	—	—	1,050,000
Issuance of common shares to consultants for services	87,250	30,542	—	—	30,542
Conversion of Series A Preferred Stock	1,800,000	1,800,000	—	—	1,800,000
Conversion of Series B Preferred Stock	1,044,124	1,815,137	—	—	1,815,137
Conversion of Series E Preferred Stock	1,185,800	2,181,079	—	—	2,181,079
Stock-based compensation	—	—	58,623	—	58,623
Repurchase of common shares from former officer	(211,704)	(2,117)	—	—	(2,117)
Issuance of common shares to former officer	203,762	71,317	—	—	71,317
Issuance of common shares in private placement, net of $315,978 offering costs	25,500,001	10,684,022	—	—	10,684,022
Issuance of warrants to purchase common stock for license	—	—	10,970	—	10,970
Reclassification of undeclared preferred stock dividends upon conversion of preferred stock to common shares	—	—	470,205	—	470,205
Net loss	—	—	—	(10,099,278)	(10,099,278)
Balance at December 31, 2007	35,735,049	$19,868,261	$1,599,379	$(20,209,346)	$1,258,294
Stock-based compensation	—	—	2,405,227	—	2,405,227
Issuance of common shares in private placement	852,116	1,704,232	—	—	1,704,232
Issuance of common shares in initial public offering, net of $2,770,267 offering costs	13,500,000	23,155,033	581,950	—	23,736,983
Conversion of unsecured convertible debentures to common shares	1,780,854	2,874,402		—	2,874,402
Issuance of warrants in connection with unsecured convertible debentures	—	—	2,184,217	—	2,184217
Exercise of stock options	363,673	148,388	(52,546)	—	95,842
Exercise of warrants	290,112	613,922	(323,810)	—	290,112
Issuance of warrants to purchase common stock for license	—	—	17,725	—	17,725
Net Loss				(19,399,305)	(19,399,305)
Balance at December 31, 2008	52,521,804	$48,364,238	$6,412,142	$(39,608,651)	$15,167,729

The accompanying notes are an integral part of these consolidated financial statements.

FLUID MUSIC CANADA, INC.
(FORMERLY FLUID MUSIC, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars, unless otherwise noted)

	Year Ended December 31, 2008	Year Ended December 31, 2007
Cash flows used in operating activities:
Net loss	$(19,399,305)	$(10,099,278)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,448,130	1,154,970
Write off of other receivable and bad debt expense	109,122	49,081
Allowance for inventory reserve	7,445	—
Impairment charges	3,737,523	—
Loss on disposal of fixed assets, net	29,811	—
Amortization of loan origination costs	58,127	237,529
Amortization of leasehold improvement incentive	41,971	—
Undeclared preferred stock dividends	—	145,624
Stock based compensation expense	2,405,227	58,623
Issuance of warrants related to license	17,725	10,970
Issuance of common shares for services	—	30,542
Issuance and repurchase of common shares to former officer	—	69,199
Non-cash interest expense on secured convertible debentures	437,143	308,571
Non-cash interest expense on unsecured convertible debentures	2,184,217	286,000

Changes in operating assets and liabilities:
(Increase) decrease in assets:
Accounts receivable	(162,555)	199,345
Inventory	170,869	(147,966)
Deferred cost of goods	(1,017,688)	(117,356)
Prepaid expenses and other assets	(41,749)	(12,279)
Increase (decrease) in liabilities:
Accounts payable	(739,638)	635,589
Trade Promissory Notes	200,000	—
Accrued expenses and other liability	400,585	(199,333)

Accrued wages and fees	11,093	295,879
Deferred profit on acquired contracts	(90,192)	(134,987)
Deferred revenues	1,248,332	197,237

Net cash used in operating activities	$(8,943,807)	$(7,032,040)

Cash flows used in investing activities:
Investment in affiliate	—	(250,000)
Restricted Cash	71,290	(403,247)
Proceeds from disposal of fixed assets	2,793	—
Acquisition, net of $235,255 acquired cash	—	(4,323,476)
Website development costs	—	(31,478)
Purchase of equipment and fixtures	(184,875)	(77,576)
Net cash used in investing activities	$(110,792)	$(5,085,777)

The accompanying notes are an integral part of these consolidated financial statements.

FLUID MUSIC CANADA, INC.
(FORMERLY FLUID MUSIC, INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in U.S. Dollars, unless otherwise noted)

	Year Ended December 31, 2008	Year Ended December 31, 2007
Cash flows provided by financing activities:
Proceeds from loans from shareholders	$475,000	$825,552
Repayments of shareholder loans	(475,000)	(1,160,886)
Repayments of term loan	(60,022)	—
Proceeds from convertible debentures	—	2,600,000
Payments for debenture origination costs	—	(229,080)
Repayment of line of credit	—	(112,711)
Proceeds from issuance of common shares	26,507,250	10,999,998
Proceeds from private placement	1,704,232	—
Share issue costs	(2,770,267)	(315,978)
Repayment of PFH debenture	(1,000,000)	—
Proceeds from exercise of stock options	95,842	—
Proceeds from exercise of warrants	290,112	—
Deferred purchase price for acquisition	(1,100,000)	—

Net cash provided by financing activities	23,667,147	12,606,895

Net increase in cash and cash equivalents	14,612,548	489,078

Cash and cash equivalents, beginning of year	597,553	108,475

Cash and cash equivalents, end of year	$15,210,101	$597,553

Supplemental disclosures of cash flow information:
Interest expense and income taxes:
Cash paid for taxes	$6,400	$1,072
Cash paid for interest	932,475	191,172
Supplemental disclosures of non cash financing activities:

Conversion of Series A Preferred Stock	—	1,800,000
Conversion of Series B Preferred Stock	—	1,815,137
Conversion of Series C Preferred Stock	—	2,228,094
Conversion of Series D Preferred Stock	—	1,050,000
Conversion of Series E Preferred Stock	—	2,181,079
Conversion of unsecured debenture and interest	2,874,402	—
Warrants issued related to unsecured debenture holder	—	—
Warrants issued to IPO agents	581,950	—
Warrants issued for license	17,725	10,970
Reversal of expense on expired warrants	(44,330)	(59,312)
Leasehold improvement incentive	273,910	—
Reversal of preferred stock accrued dividends	—	470,205
Deferred purchase price for acquisition	—	2,000,000

The accompanying notes are an integral part of these consolidated financial statements.

FLUID MUSIC CANADA, INC.
(FORMERLY FLUID MUSIC, INC.)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in U.S. Dollars, unless otherwise noted)

December 31, 2008

1.              THE COMPANY AND NATURE OF BUSINESS

Fluid Music Canada, Inc., formerly Fluid Music, Inc. (the “Company”), re-domiciled from Nevada to Canada on June 17, 2008 in anticipation of its initial public listing (“IPO”) on the Toronto Stock Exchange (“TSX”). The Company sold 13,500,000 common shares and raised gross proceeds of CDN$27 million from the IPO which was completed on June 19, 2008. The Company has compiled a music library of over five million songs, free from digital rights management (“DRM”) restrictions, from a diverse network of producers including major labels, independent and emerging artists. The Company’s business model has evolved, historically, the Company derived revenues from providing artist services and advertising.

On February 14, 2007, Fluid Audio Network, Inc (“Fluid Audio”) entered into a plan and agreement of merger (the “Merger Agreement”) with Freedom 20, Inc. (“Freedom 20”) a Delaware company incorporated on June 27, 2006 for the purpose of pursuing a business combination. Concurrently with the execution of the Merger Agreement, Fluid Audio purchased all of the issued and outstanding shares of Freedom 20 for an aggregate purchase price of $1.00 and Freedom 20 became a wholly-owned subsidiary of Fluid Audio. Freedom 20 subsequently effected a short-form parent subsidiary merger, following which the separate existence of Fluid Audio was terminated and Freedom 20, the surviving entity, changed its name to “Fluid Media Networks, Inc.” On May 17, 2007, the Company effected a corporate reorganization pursuant to which the Company was continued under the laws of the State of Nevada and all of the Company’s business operations were transferred to Fluid Media Networks USA, Inc. (the “U.S. Subsidiary”), a newly incorporated Delaware wholly-owned subsidiary of the Company. Prior to the closing of the Offering, Fluid Music, Inc. was continued under the Canada Business Corporations Act. In addition to the U.S. Subsidiary, the Company has two wholly-owned subsidiaries, Fluid Audio Media, LLC, a limited liability company organized under the laws of Delaware and Trusonic, Inc., (“Trusonic”) a privately held digital music company incorporated in Delaware that the Company purchased on October 17, 2007.

On December 21, 2007, the Company purchased certain assets of a privately held online digital music retail company called Audio Lunchbox, LLC (“ALB”) which it continues to operate.

The notes following refer to “we”, “us”, “our”, or “the Company”, which means Fluid Music, Inc. (formally Fluid Media Networks, Inc.) and, unless the context otherwise requires, its subsidiaries.

Following the acquisition on October 17, 2007 of 100% of the outstanding shares of Trusonic, the Company primarily generates revenue by delivering music and messaging services to business clients across the Internet, largely on a subscription basis.  Additionally, the Company is actively seeking acquisition opportunities, which could significantly change the nature of the Company’s business.

Fluid’s principal operating subsidiary, Trusonic, delivers music and messaging services across the Internet to a wide range of retail and hospitality businesses.  While Management believes that Trusonic’s overall future is bright, Management does not intend to deploy substantial additional capital in pursuit of growing the Trusonic business, as it has already invested significant capital and believes that the opportunity to generate super-normal returns through further investment is limited.  Management believes that, in light of the difficult economic conditions, additional acquisitions are likely to offer the greatest potential returns on the use of the Company’s capital.

BASIS OF PRESENTATION

Following its re-domicile to Canada, the Company adopted Canadian generally accepted accounting principles (“GAAP”) with retroactive effect for all periods presented. Accordingly, the consolidated financial statements and footnotes presented herein for the years ended December 31, 2008 and 2007 are prepared under GAAP, and include the accounts of the Company and all wholly-owned subsidiaries.  All inter-company transactions and balances have been eliminated on consolidation.

In order to conform all periods presented to GAAP, and to present the consolidated financial statements on a consistent basis, certain reclassifications of prior period balances have been made, some of which affected the reported loss and accumulated deficit but none of which affected the results of operations.

The operations of the Company are based predominantly in the United States and the financial statements are in U.S. dollars, unless otherwise noted.

2.              SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of these financial statements in conformity with GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an ongoing basis, the estimates are evaluated including those related to impairment of equipment and fixtures, intangible assets and goodwill, accounts receivable, inventories and future tax assets, useful lives of equipment and fixtures, investment in affiliate, capitalized website development costs, fair values of options to purchase common shares and debentures, among others. Estimates are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities. Actual results could differ materially from these estimates.

Revenue Recognition

The Company’s revenues are derived predominantly from sales of music and messaging services, and historically, advertising services and artist services fees. The Company recognizes revenue from its music and messaging services as the service is provided; from its online sales of spin cards to artists, and corporate advertising (including banners, buttons and email), when the Company’s obligations are fulfilled. All sales are negotiated at arm’s length, with unrelated third parties.

Revenue is recognized when persuasive evidence of an arrangement exists, prices are fixed or determinable, collectability is reasonably assured, and the goods have been delivered or services have been rendered.  Revenues from music and messaging services are recognized during the period the service is provided based upon the contract terms. As part of its arrangements for digital music programming services, the Company provides subscribers with a proprietary media player called an MBox that is integral and essential to the related services.  This equipment may be sold to subscribers.  Revenues from MBox equipment sales are deferred and recognized over the greater of the contract term and the average estimated relationship customer lives. The Company may invoice certain subscribers in advance for contracted music services.  Amounts received in advance of the service period are deferred and recognized as revenue in the period services are provided.

Accounting for Stock-based Compensation

The Company accounts for stock-based awards which require the Company to measure and recognize compensation expense for all share-based payment awards made to employees, consultants and directors based on estimated fair values. The fair value of stock-based compensation is determined using a Black-Scholes pricing model, which is affected by the Company’s share price as well as assumptions regarding a number of subjective variables on the date of grant. Employee stock-based compensation is expensed using the straight-line method over the vesting period, net of forfeitures. Where applicable, non-employee stock-based compensation is measured at the earlier of completion of performance, when a performance commitment is reached, or when the options have vested. Non-employee stock-based compensation is expensed in the same manner and in the same period as if the Company had paid cash for the services. The estimation of stock awards that will ultimately vest requires judgment and, to the extent that actual results differ from such estimates, such amounts will be recorded as cumulative adjustments in the period that estimates are revised. Many factors are considered when estimating forfeitures and actual results and future estimates may differ substantially from current estimates.

The offsetting entry to the stock-based compensation expense is an increase to contributed surplus by an amount equal to the related stock-based compensation expense. Upon exercise, the proceeds from the options and warrants together with the compensation recorded in contributed surplus are credited to share capital.

Deferred Revenue and Deferred Cost of Goods Sold

The Company recognizes equipment revenue over the average life of a subscription contract.  The Company compares the estimated subscriber service relationship period as derived from this calculation to the weighted average period based on revenues per subscriber over which revenues could be recognized.  Prospective changes are made to the period over which revenues are recognized if necessary.  The Company will also adjust current amounts recorded if there has been a material change in the subscriber service relationship since the period of the previous life study.

Revenue & Cost of Goods Sold (“COGS”) for player sales are recognized/expensed over 35 months unless the agreement is month-to-month, then the amortization period is 12 months for revenues and COGS.

Long Lived Assets including Goodwill and Other Acquired Intangible Assets

The Company reviews equipment and fixtures and intangible assets, excluding goodwill, for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by comparison of carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment and intangible assets are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value.

The acquired intangible assets with definite lives are being amortized over periods ranging from one to five years.

The Company performs an annual impairment analysis of goodwill in the fourth quarter of each year. We perform a two-step impairment test on goodwill. In the first step, we compare the fair value of each reporting unit to its carrying value. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to the reporting unit, goodwill is not impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the second step of the impairment testing to determine the implied fair value of the reporting unit’s goodwill. The implied fair value of goodwill is calculated by deducting the fair value of all tangible and intangible assets of the reporting unit, excluding goodwill, from the fair value of the reporting unit as determined in the first step. If the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we record an impairment loss equal to the difference.  Goodwill represents the excess, at the date of acquisition, of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed.

Goodwill is not amortized and the Company tests goodwill for impairment at least annually or more frequently if events or changes in circumstances indicate that this asset may be impaired. The tests are based on the Company’s single operating segment and reporting unit structure. Goodwill impairment is assessed based upon a comparison of the fair value of the reporting unit to the underlying carrying value of the reporting unit’s net assets including goodwill. If the carrying value of the reporting unit exceeds its fair value, the Company performs a second step to determine the amount of the impairment loss. The second step involves comparing the implied fair value of the reporting unit’s goodwill with its carrying amount to measure the amount of the impairment loss, if any. During October of 2008 the Company conducted its annual test for impairment, and also at year end conducted an additional test based on significant changes in market conditions and revisions to its long range forecast of revenue, income and cash flow during the final months of the year.  The interim test resulted in the measurement of an impairment loss which is discussed in Note 6.

Investment in affiliate

In accordance with Financial Instruments — Recognition and Measurement, Section 3855, the Company classified the investment as an investment in equity instruments that does not have a quoted market price in an active market. Consequently, the Company accounts for the investment under the cost method which is assessed for impairment at each balance sheet date.

In the fourth quarter of 2008, taking into account the deteriorating capital markets, severe economic contraction, change in business orientation, and a range of internal indicators, the Company conducted an analysis of the carrying value of its assets, and concluded that its investment in Innovative Diversified Technologies, Inc, dba DiskFaktory (“DiskFaktory”) was impaired.  This determination was reached on the basis of the Company’s decision not to pursue its more speculative lines of business and the overall weakening of the economy and resulting demand for the Company’s products.  Accordingly, the Company wrote down the investment in DiskFaktory to its fair market value and recorded a loss of $800,000 in the fourth quarter of 2008.  The Company currently values the investment in DiskFaktory at $75,000.

Financial Instruments Classification and Fair Value

Financial instruments comprise cash and cash equivalents, accounts receivable, investment in affiliate, accounts payable, bank term loan, accrued liabilities and deferred purchase price. They have been classified as one of the following: held-to-maturity, loans and receivables, or other financial assets and liabilities. The carrying amounts of the Company’s financial instruments, including cash, cash equivalents, and restricted cash, accounts receivable, accounts payable, bank term loan and accrued liabilities are recorded at approximate fair values because of their short maturities. The fair value of a financial instrument is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties.  Deferred purchase price was recorded at approximate fair value as the promissory notes carry fixed interest rates. The investment in affiliate is an investment in an equity instrument that does not have a quoted market price in an active market and is recorded at cost and assessed for impairment at each balance sheet date. Loans from shareholders and convertible debentures are recorded at approximate fair value as they carry interest commensurate with their risk.

Financial Risk

The Company is exposed to market risks resulting in exposure to foreign exchange rates and interest rates in the normal course of business.  The Company does not use derivative instruments to reduce its exposure.

Cash and Cash Equivalents

Cash and cash equivalents are short-term, highly liquid investments with original or remaining maturities of three months or less when purchased.

Restricted Cash and Cash Covenant

The Company established a letter of credit for $403,247, as discussed in Notes 9 and 17 which is fully collateralized by cash and cash equivalents and is disclosed as restricted cash on the balance sheet. The letter of credit along with the cash restriction was reduced to $331,957 during 2008.

There was a covenant related to the Company’s 15% secured convertible debenture regarding “free cash and near cash reserves” which is further described in Note 10.

Accounts Receivable

The Company’s accounts receivable are recorded at the invoiced amount and are interest-bearing after 90 days unpaid. The Company evaluates each open invoice on a monthly basis to determine whether an allowance for doubtful accounts is needed. When determining that an invoice is potentially uncollectible, the Company views the creditworthiness and payment history of each customer with an outstanding invoice greater than 60 days. If determined to be uncollectible, a charge to the current period is taken and the receivable may be assigned to a collection agency for further attempts at collection.

Inventories

Inventory, consisting of MBox equipment available for sale, is accounted for using the average cost method, and is valued at the lower of cost or market value. This valuation requires management to make judgments, based on currently-available information, about the likely method of disposition, such as sales to individual customers, returns to product vendors, liquidations and expected recoverable values of each disposition category. Based on this evaluation, the Company adjusts the carrying amount of its inventory to lower of cost or market value.

Equipment and Fixtures

Equipment and fixtures are stated at cost net of depreciation and amortization. Depreciation of equipment, furniture and fixtures and amortization of computer software is provided for by the straight-line method over their estimated useful lives, which is generally three years. The depreciation of MBoxes held as Equipment is included in cost of revenue.

Deferred Revenues, Deferred Expenses and Deferred Profit on Acquired Contracts

According to the Company’s revenue recognition policies, costs and revenues to be recognized in future periods are held in deferred accounts on the balance sheet. The Company recognizes the deferred amounts in accordance with its accounting policies. On the date of the Trusonic acquisition, deferred revenue and deferred expenses related to the acquired contracts of Trusonic were recorded as fair value of deferred profit on acquired contracts.

Revenue and costs related to revenue that arose subsequent to the acquisition of Trusonic have been deferred and recognized over the estimated contract lives.  Amortization of deferred costs is included as a component of Cost of Revenue on the Company’s income statement.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs are included within sales and marketing expenses in the Company’s consolidated statement of operations.

Income Taxes

The Company accounts for income taxes under the liability method of accounting where future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As at December 31, 2008, the Company had recorded a full valuation allowance equal to its total net future tax assets based upon management’s conclusion that it is more likely than not that it will fail to realize a tax benefit.

Segment Reporting

The Company reports its financial data as a single segment and does not separate sales of different product lines into operating segments. The Company has an evolving business model and is acquiring or organically developing assets which it can monetize into expanding and new business streams. The Company plans to utilize its assets horizontally, by using its database of songs to sell through a variety of channels, to develop a broader customer base to sell advertising and to develop new business opportunities using all of the Company’s assets. Given the interrelated decisions management makes in operating the Company, the business is managed as a single business unit and resource allocation decisions are not based upon individual operating results of different lines of business.

Comprehensive income

Comprehensive income includes net losses and all other changes in equity during a period except those resulting from investments by or distributions to shareholders.

3.              CHANGES IN ACCOUNTING POLICIES

On June 19, 2008, the Company adopted new accounting standards issued by the Canadian Institute of Chartered Accountants (the “CICA”) and retroactively applied them to the consolidated financial statements ended December 31, 2007 and prospectively applied them to the consolidated financial statements ended December 31, 2008, as they had an effective date of January 1, 2007, as follows:

Financial Instruments and Capital Disclosures

The issuance of Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” replace Section 3861 “Financial Instruments — Disclosure and Presentation”, and revise disclosures related to financial instruments, including hedging instruments and carry forward unchanged presentation requirements.

Section 1535 “Capital Disclosures” requires the Company to disclose its objectives, policies and processes for managing capital and, in addition, whether the entity has complied with any externally imposed capital requirements.

These standards apply to interim and annual financial statements related to fiscal years beginning on or after October 1, 2007. The adoption of these new accounting standards did not impact the amounts reported in the Company’s interim consolidated financial statements, however it did result in expanded note disclosure (see Notes 19 and 20).

Inventories

Section 3031 “Inventories” provides guidance on the determination of cost, including the allocation of overheads and other costs of inventory. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. The standard requires the reversal of previously recorded write-downs to realizable value when there is clear evidence that net realizable value has increased. This standard applies to interim and annual financial statements for fiscal years beginning on or after January 1, 2008. The adoption of Section 3031 has not materially impacted the Company’s consolidated financial statements and, as a result, no adjustment to opening accumulated deficit was recorded.

Future Accounting Standards

As of January 1, 2009, the Company will be required to adopt Section 3064, “Goodwill and Intangible Assets”, replacing Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs”. Section 3064 establishes standards for recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the effect of the adoption of the new section on its consolidated financial statements.

On February 13, 2008, the CICA Accounting Standards Board (“AcSB”) confirmed the change over date to International Financial Reporting Standards (“IFRS”) for fiscal years beginning on or after January 1, 2011. The Company has not yet developed a plan of adoption but continues to monitor and assess the impact of the convergence of GAAP and IFRS.

4.              ACQUISITIONS

On October 17, 2007, the Company purchased 100% of the outstanding stock of Trusonic, a Delaware corporation formed on November 24, 2003 which provides digital background music and messaging services to thousands of subscribers on three continents via the Internet. Trusonic offers an extensive library of acquired music licenses which can be assembled into playlists that may be downloaded from the Company’s website to be played at subscribers’ premises. This acquisition primarily provided the Company with ongoing business customer relationships which represent potential additional channels to offer digital music and advertising products and services including the utilization of the song library. Trusonic’s results of operations from October 17, 2007 onward have been incorporated into the Company’s consolidated financial results.

The purchase price for the acquired company was $6,000,000, comprising $4,000,000 paid in cash and $2,000,000 in interest bearing promissory notes issued to the sellers and payable equally on each of the two successive annual anniversaries of the transaction. This transaction was accounted for as a business combination. Of the $6,000,000 purchase price, $312,339 relates to service performance which has been classified as compensation. The total purchase price was allocated to the respective assets and liabilities based on their estimated fair values as of October 17, 2007, as follows:

Assets:
Current assets including cash	$1,416,078
Other assets	294,188
Trade name	150,000
Other intangible assets	480,000
Compensation	312,339
Customer relationships	2,920,000
Goodwill	2,485,278
Liabilities:
Deferred profit on acquired contracts	(277,422)
Other liabilities	(1,780,461)
Total	$6,000,000

Goodwill is not deductible for tax purposes. Customer relationships, trade name and other intangible assets have estimated useful lives of five years, two years and three years, respectively from the acquisition date.

On December 21, 2007, the Company completed an asset purchase of Audio Lunchbox, LLC, an online digital music retailer, for total consideration of $400,000. The results of operations from these assets are included in the Company’s consolidated financial results from the acquisition date. The purchase price consisted of a $300,000 cash payment and $100,000 in deferred cash purchase price. The Company’s allocation of purchase price includes estimated fair values of $160,000 of intangible assets including $44,000 related to customer relationships, $16,000 related to trade names and $100,000 of other intangibles, $247,214 of goodwill, and the assumption of $7,214 of other net obligations.

In addition to the purchase price, the Company incurred legal costs of $258,730 related to the two acquisitions, which have been included in goodwill.

5.              LOSS PER SHARE

Basic net loss per common share is computed by dividing net loss attributable to the common shareholders for the period by the weighted average number of common shares outstanding during the period. Common equivalent shares such as stock options and warrants outstanding during the period have not been included in the computation of net loss per share as their effect would be anti-dilutive. Common share equivalents excluded from loss per share were as follows:

	Year Ended December 31, 2008	Year Ended December 31, 2007
Warrants to purchase redeemable preferred stock, which in turn are convertible into common shares	—	71,960
Vested stock options and warrants to purchase common shares	5,069,863	1,072,075
Debentures convertible into common shares	—	3,333,333

6.              INTANGIBLE ASSETS AND GOODWILL

The goodwill at December 31, 2007 was $2,991,222 which arose solely from the excess of purchase price over the fair value of assets acquired and liabilities assumed in the two acquisitions made during the year.

In the fourth quarter of 2008, taking into account the deteriorating capital markets, severe economic contraction, change in business orientation, and a range of internal indicators, the Company conducted an analysis of the carrying value of its assets, and concluded that its goodwill was impaired.  This determination was reached on the basis of the Company’s decision not to pursue its more speculative lines of business and the overall weakening of the economy and resulting demand for the Company’s products.  Accordingly, the Company has recorded an impairment of all of its goodwill in the fourth quarter of 2008.  Additionally, the Company has substantially written down its investment in DiskFaktory.

Acquisition-related intangible assets as at December 31, 2008, consisted of the following:

	Gross Carrying Cost	Accumulated Amortization	Net Carrying Value

Customer relationships	$2,964,000	$752,000	$2,212,000
Trade name	166,000	98,625	67,375
Other intangible assets	580,000	290,083	289,917

December 31, 2008	$3,710,000	$1,140,708	$2,569,292

Acquisition-related intangible assets as at December 31, 2007, consisted of the following:

	Gross Carrying Cost	Accumulated Amortization	Net Carrying Value

Customer relationships	$2,964,000	$126,429	$2,837,571
Trade name	166,000	15,958	150,042
Other intangible assets	580,000	45,139	534,861
Balance as at December 31, 2007	$3,710,000	$187,526	$3,522,474

Amortization of intangible assets for the years ended December 31, 2008 and 2007 was $953,181 and $187,526, respectively.

7.              INVESTMENT IN AFFILIATE AT COST

During 2007 and 2006, the Company purchased a total of 1,616,695 common shares in DiskFaktory, a privately-held provider of custom CD duplication services, for total cash of $875,000. The investment represents approximately 9.7% of DiskFaktory’s outstanding common shares as of December 31, 2008.

The Company has evaluated its investment in DiskFaktory under the guidelines for consolidation of Variable Interest Entities. The Company has determined that its investment in DiskFaktory did not meet the requirements for consolidating the affiliated company’s statement of financial position or results from operations due to the fact that the Company neither absorbs a majority of the entity’s expected losses nor receives a majority of its expected residual returns.

Based on a number of indicators present in the Company’s December 31, 2008 impairment assessment, which included both qualitative and quantitative considerations of its investment, the Company determined that its investment in DiskFaktory became impaired during the fourth quarter of 2008 on an other-than-temporary basis, and as such it has recorded a loss on its investment as of year-end December 31, 2008 of $800,000.

8.              EQUIPMENT AND FIXTURES

A summary of the Company’s equipment and fixtures on December 31, 2008 and 2007, is as follows:

	2008	2007
Automobiles	$25,608	$32,605
Office Equipment	32,339	30,359
Furniture & Fixtures	62,673	37,009
Leasehold Improvements	353,245	—
Computer Equipment	402,107	354,260
Computer Software	29,130	29,130
Equipment and Fixtures (Gross)	905,102	483,363
Less: Accumulated Depreciation	(501,803)	(114,583)
Equipment Fixtures (Net)	$403,299	$368,780

Depreciation expense was $1,448,130 in 2008 and $1,018,227 in 2007.  We depreciate equipment over 3 years and amortization of the leasehold improvement benefit was accelerated in 2008 in accordance with the plan to exit the office building in Culver City in early 2009.

9.              TERM LOAN AND LINE OF CREDIT

The Company has a bank term loan that bears interest at prime plus 1.5% per annum which is collateralized by substantially all assets of Trusonic with a non-recourse guarantee by two former stockholders of Trusonic. The balance at December 31, 2007 was $60,022.  The loan was paid off in July 2008.

During 2007, the Company had a $100,000 line of credit with Bank of America and the line of credit was closed in 2008.

In 2007, in connection with the 62 month lease for the corporate offices in Culver City, the Company established a letter of credit (“L/C”) for $403,247 in favor of the landlord as security deposit against the tenant improvements.  This letter of credit may be reduced by one fifth of the difference between the original L/C amount and $46,799 on each successive annual anniversary provided there has been no breach or default by the Company.

10.       DEBENTURES AND DEFERRED PURCHASE PRICE

15% Secured Convertible Debenture

On May 29, 2006, the Company issued and sold to PFH Investments Limited (“PFH”) a secured convertible debenture (the “PFH Debenture”) in the principal amount of $1,000,000 with interest of 15% per annum calculated daily and payable quarterly, maturing on May 29, 2009. The PFH Debenture provided that the interest rate increased to 20% per annum, with interest on unpaid principal and interest on interest, after maturity, default or judgment. The original terms of the PFH Debenture allowed conversion at the option of the holder, at any time prior to the maturity date, into common shares. Under GAAP, the debenture is classified as a liability and the value of any conversion option must be determined and bifurcated from the liability. The value attributed to the conversion feature was not material, and as a result, no such allocation was made. The agreement provided for a conversion of debt to equity at an initial conversion price of $3.00 per share or up to 333,334 common shares, being the per share price of the round of financing that preceded the PFH Debenture issuance (Series D Preferred Stock), as determined by a third party valuation.  In accordance with the terms of the PFH Debenture, the conversion price was adjusted to $0.30 per share, or up to 3,333,333 common shares, based upon the issuance of stock options in July 2006 at $0.30 per share, which was valued at fair market based upon a third party valuation. The conversion price adjustment resulted in a discount of $900,000 recorded against the PFH Debenture which was being amortized to interest expense through maturity date.

Through a series of amendments on September 6, 2007, November 28, 2007, April 10, 2008, June 2, 2008 and June 10, 2008, the parties agreed to amend the initial terms of the PFH Debenture whereby the Company may have settled the PFH Debenture and all indebtedness thereto for an aggregate purchase price ultimately of $1,620,000 on the date the Company completed an initial public offering provided that date was no later than June 20, 2008. PFH agreed not to exercise its conversion right until June 20, 2008 as part of those amendments. Through June 19, 2008, the Company accrued interest at the agreed upon rates.

On June 19, 2008, following the completion of the IPO, the Company paid $1,620,000 in settlement of the PFH Debenture and all indebtedness thereto. As all conversion rights were extinguished with the settlement, the conversion value previously determined, which was amortizing over the debenture term through the original maturity date, was fully expensed as interest and the associated unamortized loan origination costs were fully amortized.

Concurrently with the issuance of the PFH Debenture, the Company issued share purchase warrants to PFH to acquire up to 166,667 common shares at an exercise price of $2.00 per share, equivalent to a value of $2,615. Additionally, VIZX Corporation (“VIZX”), a company controlled by Mr. Beckett, a director and former officer of the Company, issued share purchase warrants to PFH to acquire up to 250,000 common shares owned by VIZX at an exercise price of $0.001 per share. The Company considered the VIZX transaction to not be a significant feature of the PFH Debenture and has treated it as a private transaction. The warrants issued by both the Company and VIZX are exercisable at any time and from time to time until May 29, 2009. In order to secure the warrants granted to PFH by VIZX, share certificates representing the shares owned by VIZX that were issuable upon the exercise of the warrants, were placed in escrow with a third party escrow agent. As part of the September 6, 2007 amendment, the Company agreed to issue additional warrants to PFH to those included in the original agreement, to purchase up to 125,000 common shares at a price of $3.00, as determined by management, until four years following the closing of the IPO.

The PFH Debenture was secured by a first ranking charge over all of the assets of the Company. Among other things, pursuant to the PFH Debenture, the Company agreed at all times to maintain free cash and near cash reserves of not less than $200,000 and, at all times following the completion of an initial public offering, not less than $1,000,000. The Company was in compliance with this covenant as at December 31, 2007. The holder of the PFH Debenture had filed a Uniform Commercial Code (“UCC”) claim on all assets of the Company including all intangibles.  The Company believes it has validly settled all outstanding indebtedness to PFH.

PFH has filed a lawsuit against the Company contesting the amended agreements with regard to its conversion rights.  See Note 17 “Litigation.”

12% Unsecured Convertible Debentures

On January 31, 2007, the Company issued and sold 12% unsecured convertible debentures (the “Convertible Debentures”) to several investors in a private placement offering. The Convertible Debentures were initially due to mature on January 31, 2008 and this term was subsequently extended by agreement to June 30, 2008. Interest of 12% per annum compounded annually was accrued until conversion or the maturity date. The gross proceeds from the private placement were $2,600,000 and the related agent commissions and expenses were $229,080 which was amortized as interest expense over the initial term.

Upon the occurrence of a liquidity event, at their election, the debenture holders were entitled to convert the outstanding principal amount of the Convertible Debentures, plus accrued and unpaid interest, at a conversion price equal to 90% of the initial public offering price per share (or 90% of the equivalent price per share for other kinds of liquidity events based on the value of the Company as determined in good faith by the board of directors of the Company in connection with such liquidity event). As the liquidity event did not occur by July 31, 2007, as defined in the agreement, the Convertible Debentures were convertible upon occurrence of a future liquidity event into the number of shares as described, multiplied by 1.1.

In connection with the private placement of Convertible Debentures, the Company also issued share purchase warrants to the holders of the Convertible Debentures concurrently with the issuance of the Convertible Debentures. Each warrant entitled the holder to purchase such number of common shares as is equal to the number of shares issued upon conversion of the Convertible Debentures (including any interest converted), at an exercise price per share equal to 50% of the Liquidity Event price per share. The warrants are only exercisable (i) following the occurrence of a Liquidity Event on or prior to the maturity date, (ii) to the extent that the holders’ debentures are converted, and (iii) during the 12 month period following the date of completion of the Liquidity Event. The warrants issued became exercisable into 1,780,854 common shares at an exercise price of CDN$1.00.

As the establishment of an exercise price and the ability to exercise or convert was entirely contingent upon the occurrence of a Liquidity Event which only occurred on June 19, 2008, the Company did not previously allocate any of the proceeds received to equity for the warrants issued or the conversion feature of the Debenture.

As a result of the completion of the IPO on June 19, 2008 which qualified as a “Liquidity Event” under the Convertible Debentures, on June 19 and 20, 2008, all of the debenture holders elected to convert their outstanding principal into common shares with substantially all also electing to convert their accrued interest into common shares as well. A total of 1,780,854 common shares were issued in connection with these elections.

In addition to the agent commissions disclosed above in connection with the debenture offering, the agent received warrants to purchase up to 7% of the aggregate number of common shares that were issued upon conversion of all the Convertible Debentures (excluding any interest converted) at an exercise price equal to the Liquidity Event price per share, and an equivalent number of warrants exercisable at 50% of the Liquidity Event price per share for a period of 12 months following the date of completion of the Liquidity Event. The warrants are exercisable into a total of 225,510 common shares at exercise prices of CDN$2.00 and CDN$1.00 per share. The fair value of the broker and debenture holder warrants was recorded as interest expense on June 19 and 20, 2008.

Deferred Purchase Price

The acquisition agreement for Trusonic provided for deferred payments of purchase price of $1,687,661 and deferred wages of $312,339 by issuance of $2,000,000 of promissory notes to the selling shareholders with interest at a rate of 7% per annum, secured by the assets of the Company. These promissory notes are payable in equal installments on the first and second anniversary of the closing date of the transaction. The first installment was paid on October 17, 2008.

11.       RELATED PARTY TRANSACTIONS

During the year ended December 31, 2008, the Company incurred consulting fees of $942,654 and paid $805,154 for services provided by three directors, Lorne Abony, Justin Beckett, and James Lanthier.  Consulting fees were paid to the aforementioned directors as compensation for the provision of management services to the Company.  Additionally, the Company paid termination fees of $300,262 and modified the vesting plan and exercise period to stock options granted to Justin Beckett, which non-cash charge of $124,533 is included in stock based compensation for the year ended December 31, 2008.

During the year ended December 31, 2008, Lorne Abony, Justin Beckett, and Andrew Rivkin advanced loans totaling $475,000 at interest rates of 1.64% per annum. These loans and interest accrued were repaid on June 20, 2008 following completion of the IPO.  The aforementioned loans were advanced to the Company in order to fund its operations in the run-up to its IPO.

In February 2007, the Company repaid loans of $244,000 and $85,334 advanced in January 2007 and December 2006 respectively by Justin Beckett, a shareholder and officer.  The loans were advanced by Beckett to the Company in order to fund Company operations.

In February 2007, the Company paid $125,000 to a shareholder, in part repayment of a $250,000 loan advanced by such shareholder Brad Greenspan, in November 2006.  The Company repaid the balance in full on August 17, 2007.  The loan was advanced by Greenspan to the Company in order to fund Company operations.

In May, June, July and August 2007, Justin Beckett, a shareholder and officer, advanced loans totaling $581,552 which were repaid in full in August 2007.  The loans were advanced by Beckett to the Company in order to fund Company operations.

During the year ending December 31, 2007, the Company paid consulting fees of $352,191 to a Justin Beckett’s holding company for services during the year.

At December 31, 2008 and 2007, the Company had accrued for unpaid board fees and consulting fees totaling $16,500 and $137,500 respectively.  All related party transactions and accruals were recorded at their carrying amounts.

12.       CONVERTIBLE REDEEMABLE PREFERRED STOCK

The Company had authorized preferred stock of 10,000,000 shares of which 1,800,000 shares were designated as Series A Preferred Stock, 1,500,000 shares as Series B Preferred Stock, 1,200,000 shares as Series C Preferred Stock, 500,000 shares as Series D Preferred Stock, and 1,300,000 shares as Series E Preferred Stock, leaving 3,700,000 authorized preferred stock as undesignated. The Board of Directors, without further action by the stockholders, has the authority to designate any authorized but undesignated preferred stock and to establish the rights, preferences and restrictions of such preferred stock.

On February 14, 2007, the Company consummated a reverse merger. As a result, the shares of Series C and D Preferred Stock were automatically converted into shares of common stock at that time. In addition, Series E Preferred Stock was renamed Series C Preferred Stock.

During the year ended December 31, 2007, in accordance with the terms of the respective preferred stock agreements which dictate automatic conversion to common stock upon the occurrence of an acquisition, merger, reverse merger, takeover or liquidating event, as defined, remaining shares of Series A, B and E Preferred Stock were converted into Common Shares.

2007		Note	Number of Preferred Shares	Number of Common Shares Converted
February	Conversion of Series C Preferred to Common Stock	(1)	1,084,980	1,193,478
February	Conversion of Series D Preferred to Common Stock	(2)	525,000	577,500
February	Series E Preferred Stock renamed to Series C Preferred Stock
April	Conversion of Series A to Common Stock	(3)	1,800,000	1,800,000
April	Conversion of Series B to Common Stock	(3)	1,044,124	1,044,124
August	Conversion of formerly Series E Preferred to Common Stock	(4)	1,078,000	1,185,800

(1)

In accordance with the terms and conditions of the Certificate of Designations for each of the Series C and D Preferred Stock, the Company became obligated on December 1, 2006 to observe stockholders’ liquidity entitlement for the Company’s common stock at a ratio of 1.1:1 (instead of 1:1) because no liquidity event (as defined therein) had occurred on or before November 30, 2006. These additional shares were converted at 1.1:1 into 1,193,478 shares of common stock.

(2)

The Company issued to holders an additional 175,000 shares of Series D Preferred Stock in connection with the Company’s subsequent sale and issuance of shares of Series E Preferred Stock at a per share purchase price that was lower than the per share purchase price of the Series D Preferred Stock. As a result, the Company had issued an aggregate of 525,000 shares of Series D Preferred Stock, which is in excess of the authorized number of shares of Series D Preferred Stock. These additional shares were converted at 1.1:1 into 577,500 shares of common stock. All preferred stock issued has been cancelled.

(3)	On April 11, 2007, a majority of the stockholders of the Series A and B Preferred Stock elected to convert their shares into shares of common stock in accordance with their agreements at a 1:1 ratio.

(4)

On July 28, 2006, the Company issued 1,078,000 shares of Series C Preferred Stock (formerly Series E) for fair value of $2.00 per share as determined by a third party valuation, of which 50,000 shares were purchased by Mr. Beckett. Gross proceeds were $2,065,519 and in addition, $88,841 was credited to the amount owed to Mr. Beckett, as partial payment towards his purchase of 50,000 shares of Series C Preferred Stock (formerly Series E) at its $2.00 per share issuance price and $1,640 applied towards an unpaid consulting fee. The remaining $9,519 owed to the Company for his purchase was paid by Mr. Beckett in October 2006. Offering costs for legal, commissions and agent expenses totaled $199,184. In addition to these fees, brokers associated with the sale were issued warrants to acquire up to 71,960 shares of Series C Preferred stock (formerly Series E) at an exercise price of $2.00 per share, which the Company valued at $35,397. Shares of Series E Preferred Stock are automatically converted into shares of common stock at a 1.1:1 ratio (subject to certain adjustments). On August 14, 2007, a majority of the stockholders of the Series C Preferred Stock (formerly Series E) elected to convert their shares at 1.1:1 for 1,185,800 shares of common stock. The Company has treated the additional shares issued as a result of the 1.1:1 conversion as a dividend on the statement of operations.

All preferred stockholders were entitled to receive 5% cumulative and compounding dividends, when and if declared by the Board of Directors, prior and in preference to any dividends on common stock. During the years ending December 31, 2007 and 2006, the Company accrued dividends of $150,786 and $370,992, respectively, on all shares of preferred stock. Upon conversion of all shares of preferred stock to common stock, the Company reversed all accrued and unpaid dividends totaling $620,991 which included the 2005 accrual of $99,214, as they were conditional upon non-conversion.

13.       ACCRUED EXPENSES

Accrued expenses as at the respective dates comprise the following:

	December 31, 2008	December 31, 2007
Professional services fees	$437,100	$71,553
Royalties	1,392,595	1,332,359
Preferred stock warrants	—	44,332
Interest	14,583	286,000
Other accrued expenses	260,617	116,338
Total	$2,104,895	$1,850,582

14.       CAPITAL STOCK

In connection with its IPO on June 17, 2008, the Company re-domiciled from Nevada to Canada. With the move to Canada, the existing shares of common stock of the Company were converted into common shares on a one-to-one basis. As of December 31, 2008, an unlimited number of common shares were authorized and 52,521,804 common shares were issued and outstanding.  At December 31, 2007, when domiciled in Nevada, the Company was authorized to issue 100,000,000 shares of common stock at a par value of $0.0001 per share and 35,735,049 shares were issued and outstanding.

During the year ended December 31, 2008, the Company sold 852,116 common shares in connection with a private placement at $2.00 per share and received $1,704,232 in proceeds.

During the year ended December 31, 2008, the Company completed the IPO and issued and sold an aggregate of 13,500,000 common shares raising gross proceeds of $26,507,250 (CDN$27 million). Costs related to the offering and warrants issued to IPO agents were $2,770,267 and $581,950 respectively.

During the year ended December 31, 2008, all of the holders of the Convertible Debentures elected to convert their Convertible Debentures and substantially all elected to convert their accrued interest into common shares. In accordance with their agreements, the Company issued an aggregate of 1,780,854 common shares. Also in accordance with their agreements, the holders were entitled to warrants that were issued in 2007 and valued and exercisable on and after the IPO date. In aggregate, 1,780,854 warrants were issued of which 290,112 were exercised during 2008 at a strike price of CDN$1.00 resulting in the issuance of 290,112 common shares.

At December 31, 2007, the Company had par value shares which gave rise to additional paid in capital for the excess of subscribed capital above the $0.0001 per share par value described above.  In order to present the components of shareholders’ equity including capital stock and contributed surplus on a consistent basis under GAAP, certain adjustments have been made to the audited December 31, 2007 shareholders’ equity component balances reflected in the Company’s 2007 annual audited consolidated financial statements. These adjustments primarily include the reclassification of paid in capital to share capital; the assignment of stock-based compensation expense from additional paid in capital to contributed surplus; and the reclassification of preferred stock undeclared dividends and preferred stock issue costs from additional paid in capital to accumulated deficit. The following table summarizes the differences at December 31, 2007:

	No. of Shares	Share Capital Amount	Additional Paid-in Capital	Contributed Surplus	Accumulated Deficit	Total Shareholders’ Equity

Balance under US GAAP with par value shares	35,735,049	$3,574	$20,455,549	$—	$(19,200,829)	$1,258,294
Adjustments to reconcile to Canadian GAAP and to recognize the common shares as no par value shares	—	19,864,687	(20,455,549)	1,599,379	(1,008,517)	—

Balance under CDN GAAP	35,735,049	$19,868,261	$—	$1,599,379	$(20,209,346)	$1,258,294

15.       STOCK OPTIONS AND WARRANTS

At December 31, 2008, 352,180 shares were available for future grants under the Company’s stock option plan.  The Company has granted options under two plans, with the adoption of the option plan on June 17, 2008, no further grants of options will be made pursuant to the 2005 plan. Options previously granted under the 2005 plan will continue to vest.

For the year ended December 31, 2008, common stock option-based compensation for employees and non-employees was $2,405,227, which includes a total of $148,635 related to the modification of certain grants, including the grants issued to a related party in Note 11.

The fair value of all stock options granted during the respective periods was determined using the following assumptions:

Year Ended
	December 31, 2008	December 31, 2007
Expected Lives (in years)	0.5-10 years	1-6 years
Expected Volatility	68-94%	54-107%
Expected Dividend Rate	0%	0%
Risk-free Interest Rate	1.88-3.61%	4.76-5.10%

All stock options were granted at exercise prices which equaled the fair value of the underlying common shares at date of grant.

Cash received from option exercises for the year ended December 31, 2008 was $95,842. The following table summarizes stock option activity for employees and non-employees for the year ended December 31, 2008:

Options	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term
Balance at January 1, 2007	659,669	$0.59	7.8 years
Granted	331,383	$0.86	6.7 years
Exercised	—	—	—
Forfeited	(193,000)	$0.30	—
Balance as at January 1, 2008	798,052	$0.77	6.2 years
Granted	8,945,000	$0.72	7.7 years
Exercised	(363,673)	$0.26	—
Forfeited	(1,162,885)	$1.21	—
Outstanding at December 31, 2008	8,216,494	$0.67	8.2 years
Vested and exercisable at December 31, 2008	2,251,944	$1.19	5.2 years

Warrants

During the year ended December 31, 2008, a total of 290,112 warrants issued with respect to the PFH debenture were exercised at a price of CDN$1.00. The Company executed a termination agreement with Billboard resulting in the cancellation of 25,000 warrants initially issued during 2007 under the licensing agreement. No other warrants were issued to Billboard as a result of the agreement to terminate the licensing arrangement.  Warrants issued in connection with the Company’s 2006 Series C Preferred, formerly Series E funding, which were exercisable initially at grant price then subsequently reduced to $0.40 due to anti-dilution features, expired unexercised.

Warrants are recorded at the time of the grant for an amount based on the Black-Scholes pricing model, which is affected by the Company’s stock price as well as assumptions regarding a number of subjective variables. Generally, the inputs/variables used were similar to those described above for common stock options.  As at December 31, 2008, the following warrants were outstanding:

Warrants Outstanding	Exercise Price	Number of Shares	Date of Expiry

PFH Debenture	$2.00/$3.00	291,667	May 2009/ June 2012

Converted Debenture Holders	CDN$1.00	1,490,742	June 2009

Agent, related to Converted Debentures	CDN$2.00 CDN$1.00	112,755 112,755	June 2009 June 2009

IPO Agents	CDN$2.00	810,000	June 2010

16.       INCOME TAXES

The components of the income tax provision for the years ended December 31, 2008 and 2007 are as follows:

	2008	2007
Current	$3,385	$2,452
Future	—	—
Total	3.385	2,452
United States	93	—
Foreign	—	—
State	3,292	2,452
Total	$3,385	$2,452

The reconciliation between the statutory provision for income taxes and the actual provision for income taxes is shown as follows:

	2008		2007
Computed tax benefit	$(6,593,567)	34.00%	$(3,383,408)	34.00%
Non-deductible items and other	1,011,742	(5.22)%	704,877	(7.07)%
Change in valuation allowance	6,367,153	(32.83)%	3,188,909	(32.05)%
State and local income taxes, net of tax benefit	(781,943)	4.03%	(507,926)	5.10%
Total	$3,385	(0.02)%	$2,452	(0.02)%

The Company currently provides a valuation allowance against its future tax assets because management has concluded it is more likely than not that some portion, or all of its future tax assets, will not be realized. The Company is currently evaluating its net operating loss carry forwards, the utilization of which may be limited under the provisions of the United States Internal Revenue Code Section 382 and similar state provisions due to a change in ownership.

When the Company re-domiciled to Canada, it became additionally subject to Canadian tax laws. The Company does not anticipate incurring any significant Canadian tax expense applicable to the year ended December 31, 2008.

Significant components of the Company’s future tax assets and liabilities for federal income taxes at December 31, 2008 and 2007 consisted of the following:

	2008	2007
Future Tax Assets
Net operating loss carry forward	$10,582,909	$7,068,716
Deferred revenue	159,333	103,761
Accrued Liabilities	325,430	163,929
Equity compensation and interest	961,866	96,418
IPO Fees and Debenture conversion option	642,574	—
Investments	317,810	—
State tax	103,813	—

Valuation allowance	(12,353,131)	(5,985,979)
Total future tax assets	$740,604	$1,446,845

Future tax liabilities
Intangibles and fixed assets	$(740,604)	$(1,272,773)
IPO fees and debenture conversion option	—	(174,072)
Net future tax assets/liabilities	$—	$—

For the year ended December 31, 2008, the net change in the valuation allowances was a $6,367,153 increase.

As of December 31, 2008, the Company had net operating loss carryforwards for United States federal and state income tax purposes of approximately $26,202,731 and $25,625,216 respectively.   The net operating loss carry forwards expire through 2026. The utilization of net operating loss carryforwards may be limited under the provision of United States Internal Revenue Code Section 382 and similar state provision due to the change in ownership. As of December 31, 2008, the Company had net operating loss carryforwards for Canada income tax purposes of $621,178. The net operating losses in Canada will expire in 2028.

The net future tax asset has been completely offset by a valuation allowance as its realization is not reasonably assured.

17.       COMMITMENTS AND CONTINGENCIES

Operating Lease — Rent

The Company leases offices and equipment, under non-cancelable operating leases expiring at various dates through 2013. In 2007, the Company signed a non-cancelable lease secured by a bank letter of credit for its corporate headquarters which commenced upon the Company’s relocation in February 2008 and has an initial term of 62 months with an option to extend for an additional 60 months.  In accordance with the lease, the bank letter of credit may be reduced on an annual basis and consequently was reduced in October 2008 from $403,247 to $331,957.

The following is a schedule of future minimum lease payments for rent for the Company’s two California facilities in Culver City and La Jolla under non-cancelable operating leases:

Year	Amount
2009	$301,418
2010	269,314
2011	258,336
2012	268,667
Thereafter	69,260
Total	$1,166,995

Rent expense for years ended December 31, 2008 and 2007 was $284,692 and $73,471 respectively.

As part of the term lease arrangements for the Culver City premises, the Company obtained a tenant improvement allowance of $35 per square foot as contribution of $273,910 toward its total expenditure which has been classified under fixed assets in the balance sheet and is being depreciated over the shorter of the estimated economic useful lives of the improvement or the remaining lease term.  The Company determined in December 2008 to consolidate offices in San Diego, incurring accelerated depreciation related to a revision in the estimated useful life of leasehold improvements and furniture in the sites exited.

The Company purchases inventory and makes purchase decisions based upon sales forecasts and enters into certain longer-term commitments for certain items. Inventory is periodically discarded as obsolete inventory. We use a 12-month demand forecast, and in addition to the demand forecast, we also consider alternate finished products and known design changes which would reduce our ability to use the inventory as planned including differences between our estimates and judgments regarding future timing of product transitions, volume and mix of customer demand for our products and actual timing.  Volume and demand mix may result in additional write-offs in the future or additional usage of previously written-off inventory in future periods for which the Company would benefit from a reduced cost of revenues in those future periods.

Billboard License

In February 2008, the Company entered into an amended license agreement with Billboard pursuant to which the Company obtained the exclusive right to use Billboard’s name and trademark for launching an online community and other commercial use. The Billboard agreement has a four year term ending January 31, 2012, with a mutual option for a further two-year renewal. In December of 2008, the Company and Billboard agreed to terminate the Company’s obligations to Billboard pursuant to a settlement agreement under which the Company would issue a promissory note to Billboard in the amount of $300,000.  The promissory note is repayable under a predetermined payment schedule, with the last payment due December 1, 2009.   At December 31, 2008, the Company had paid $100,000 under the settlement agreement.

American Society of Composers, Authors and Publishers (“ASCAP”) Agreement

The Company’s playlists include works by artists represented by ASCAP. The music industry-wide agreement between business music providers and ASCAP expired in May 1999 and on January 29, 2003, ASCAP made an application to the federal rate court in New York to seek a court-determined reasonable rate increase. The Company has been operating under an interim agreement pursuant to which it pays royalties at the 1999 rates. During August 2006, ASCAP performed an audit of royalty fees paid and determined that additional fees and finance charges were due. The Company was in disagreement with ASCAP on this matter and further contended it was not liable for any fees or finance charges relating to a number of their assertions. In the first quarter of 2009, the Company reached an agreement on a settlement amount with ASCAP regarding the audit matters raised in

August 2006.  The Company has reduced its estimated settlement provision previously provided and also adjusted goodwill for claims related to the period prior to the date of acquisition of Trusonic. Additionally, the Company has agreed new rates with ASCAP, retroactive to January 1, 2008 which is lower than the Company’s historical contract terms. The Company has adjusted its accrued royalty fees as at December 31, 2008, to reflect the liability of $500,000.   The Company has adequately accrued as consideration for settlement of all claims either ASCAP or Trusonic may have against each other arising out of ASCAP’s audit claims against Trusonic based on ASCAP’s audit covering the period February 1, 2003 through June 30, 2006.

Litigation

The Company has been named in a lawsuit alleging the infringement of patents. Although it is not possible to determine the final outcome of this matter, management believes that any liability will not have a material adverse effect on the Company’s operations or financial position.

In late August 2008, the Company received notification that PFH Investments Limited (“PFH”) had filed a complaint with the Ontario Superior Court of Justice against the Company and certain officers under section 238 of the Canada Business Corporations Act (“CBCA”) alleging that the Company, when negotiating the series of amendments to the original debenture from and including September 2007, withheld data related to the issuance of share options at a strike price of $0.30 per share, such conversion price to which PFH was then entitled. In addition to damages of $35 million and among other things, PFH is seeking a declaration that the amendments to the original debenture agreement are void and that the original debenture be reinstated. The Company believes it acted properly and in accordance with the original and amended debenture agreements when it fully repaid the debenture in the amount of $1,620,000 on June 19, 2008 and has responded accordingly. Since it is not possible to determine the final outcome of this matter and management believes that the claims are without merit, no accrual has been recorded.

18.       FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The reported value of financial instruments which comprise cash and cash equivalents, trade receivables, bank indebtedness, accounts payable, accrued liabilities and promissory notes payable, approximate their fair values due to the short-term maturity of these instruments. The Company is not subject to significant interest rate or credit risks arising from these instruments. Credit risks pertain to accounts receivable which are stated net of allowances for doubtful accounts as determined by management based on customer history and assessment of the current economic environment. Management believes that the credit risk of accounts receivable is limited due to the operation of the Company’s comprehensive credit policy and continuous monitoring of collections and credit terms of existing customers. The investment in affiliate is recorded at cost and evaluated at each balance sheet date for impairment.

The Company may be subject to currency risks since it conducts its operations in the United States but retains the large majority of its cash balance in Canadian dollars.

19.       CAPITAL MANAGEMENT

The Company’s objective in managing its capital structure is to ensure a sufficient liquidity position to finance its strategic growth plans, general and administrative expenses, financial obligations as they become due, working capital and capital expenditures. The objectives for the period ended December 31, 2008 remained the same as of the previous fiscal year. The Company’s capital is comprised of shareholders’ equity.

The Company manages its capital structure and makes adjustments to it in accordance with its stated objectives with consideration given to changes in economic conditions and the risk characteristics of the underlying assets.  Since inception, the Company has issued common shares, preferred shares and debentures to finance its activities. The Company has recently issued common shares in the public equity markets and may again access the public markets or seek debt funding as part of its capital management program.

The Company’s policy has been to maintain a minimum level of debt. At this time, the Company has not utilized significant debt facilities as part of its capital management nor has it paid dividends to its shareholders. The Company may review this policy in the event of acquisitions or other similar transactions.

The Company is not subject to any externally imposed capital requirements.

20.       SUBSEQUENT EVENTS

Reorganization Matters

In 2008, management and the Board of Directors determined it would be in the Company’s best interests to explore reorganization plans to further reduce the cost base including consolidation of certain corporate operations in Canada. Consequently, the Company is in the process of evaluating a variety of plans including consolidating and relocating functions resulting in the termination of staff and vacating its Culver City, California, premises. Additionally, the Company is reviewing its strategy and growth plans and may decide to further streamline certain operations and business development pursuits to conserve cash for potential acquisitions.

Leased Facilities and Letter of Credit

In December of 2008, the Company exited, and ceased paying rent on its Culver City premises.  Pursuant to its lease agreement, in February of 2009, its landlords claimed the amounts held under its letter of credit of $331,957.